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                                [FOILMARK LOGO]
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                             LETTER TO STOCKHOLDERS
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                                                                  April 20, 2001

Dear Stockholder:

    We are pleased to inform you that, on April 10, 2001, Foilmark, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Illinois Tool Works Inc., a Delaware corporation ("Parent") and Dudley Acquisition Inc. (the "Purchaser"), Parent's wholly owned subsidiary, pursuant to which Parent and the Purchaser have agreed to acquire the Company. Pursuant to the Merger Agreement, the Purchaser has commenced a tender offer for all the outstanding shares of the Company's common stock, par value $0.01 per share, at $6.36 per share, net to the seller in cash (the "Offer").

    Following the successful completion of the Offer, the Purchaser will merge into the Company (the "Merger"), and each share not purchased in the Offer will be converted into the right to receive $6.36 per share in cash in the Merger without interest. As a result of the Merger, the Company will become a wholly owned subsidiary of Parent.

    YOUR BOARD OF DIRECTORS, BY THE UNANIMOUS VOTE OF ALL DIRECTORS PRESENT AND VOTING AT ITS SPECIAL MEETING ON APRIL 10, 2001, HAS (1) DETERMINED THAT EACH OF THE MERGER AGREEMENT, THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTEREST OF, THE STOCKHOLDERS OF THE COMPANY; (2) DULY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY; AND (3) RECOMMENDED THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER.

    In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors, which are described in the enclosed
Schedule 14D-9 that has also been filed today with the Securities and Exchange Commission. These factors include, among other things, the opinion of JPMorgan, the Company's financial advisor, dated April 10, 2001, to the effect that, as of that date and based on and subject to the matters described in the opinion, the consideration to be received by the stockholders of the Company in the Offer and subsequent Merger pursuant to the Merger Agreement, taken together, was fair from a financial point of view to the stockholders of the Company. Also enclosed are the Offer to Purchase by the Purchaser, together with related materials, including a Letter of Transmittal to be used for tendering your shares. These materials set forth in detail the terms and conditions of the Offer, and provide instructions on how to tender your shares. We urge you to read the enclosed materials carefully.

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                                               Very truly yours,

                                               /s/ Frank J. Olsen, Jr.
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                                               Frank J. Olsen, Jr.
                                               President and Chief Executive Officer

                                               /s/ Robert J. Simon
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                                               Robert J. Simon
                                               Chairman of the Board of Directors
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